OFI Global Asset Management, Inc.

Two World Financial Center

225 Liberty Street, 11th Floor

New York, New York 10281-1008

February 22, 2012

Via Electronic Transmission

Mr. Tony Burac

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Shareholder Report on Form N-CSR and the Registration Statement on Form N-1A for Oppenheimer Variable Account Funds (SEC File No. 333-182434)

Dear Mr. Burac:

We have reviewed your comments, received on January 22, 2013, to the Shareholder Report on Form N-CSR, filed with the Securities and Exchange Commission (the “Commission”) on February 24, 2012 (the “Annual Report”) and to the Registration Statement filed on April 26, 2012 under Rule 485(b) of the Securities Act of 1933, each with respect to Oppenheimer Variable Account Funds (the “Registrant”), on behalf of each of the series identified below (each, a “Fund”). For your convenience, we have included each of your comments in italics, followed by our response.

Oppenheimer Global Strategic Income Fund/VA

1. The Fund appears to maintain significant investments in derivatives. Explain why the Management Discussion of Fund Performance does not include any references to derivatives.

The Fund uses derivatives as one type of investment technique in implementing the components of its investment strategy. We believe that a discussion which focuses on the more significant performance drivers relevant to the Fund’s primary investment strategy, such as countries and currencies, market sectors like high yield debt and mortgage-backed investments as well as the relative duration positioning of the Fund, is more relevant and a useful and meaningful discussion for shareholders of the factors that materially affected performance, than highlighting individual techniques used to achieve the investment strategy. We believe this approach is consistent with the requirements of Item 27(b)(7)(i) of Form N-1A. When preparing this discussion, the Fund will continue to review whether certain individual investments and techniques, such as derivatives, are material to its performance in the context of its broader investment strategies. When appropriate and material, the Fund will include such disclosure.

2. The Registrant invests in a wholly owned Cayman subsidiary. Explain why this entity is not consolidated for financial reporting purposes.

We believe that the current financial statement presentation conforms with the requirements of Regulation S-X (the “Regulation”). Rule 6-03(c)(1) under Article 6 of the Regulation precludes consolidation by a registered investment company of any entity other than another investment company. We have therefore filed separate financial statements of the Cayman entity as required by Rule 3-09(a) under Article 3 of the Regulation. This presentation format is also consistent with verbal representations made to representatives from the SEC, including certain staff of the Division of Investment Management, upon the launch of Oppenheimer Commodity Strategy Total Return Fund’s Cayman subsidiary in 2006.

In light of the SEC’s communicated preference for consolidation of such entities and its April 2008 no-action letter issued to the Fidelity Select Portfolio, we will consider the best way to implement consolidation, including additional discussion and clarification with the SEC’s Division of Investment Management, for filing consolidated financial statements for fiscal periods ending after the filing of this letter.

Oppenheimer Main Street Small- & Mid-Cap Fund/VA

3. The Fund held Level 3 investments at period end. Explain why the financial statements do not include the Level Reconciliation required by FASB Codification Section 820-10-50-2c.

We apply a materiality threshold when determining whether to include a Level 3 reconciliation. The Fund’s Level 3 investments did not exceed this threshold at 12/30/11. We note that the Level 3 investments of Oppenheimer Global Strategic Income Fund/VA, a series of Oppenheimer Variable Account Funds, did exceed this materiality threshold at that date and therefore did include the Level 3 reconciliation.

4. We remind the Registrant of the additional disclosure requirements with respect to Fair Value Measurements as required by the FASB’s Accounting Standards Update 2011-04 (“ASU 2011-04”).

We note that the amendments required by ASU 2011-04 are effective during interim and annual periods beginning after December 15, 2011. As such, the Fund has implemented any applicable changes during its 2012 fiscal year. However, the Fund does continue to apply a materiality threshold when determining whether to include the additional disclosures.

5. We remind the Registrant that the SEC’s final rule 33-8433, Disclosure Regarding Approval of Investment Advisory Contracts by Directors of Investment Companies, requires that the Registrant's discussion state how the board considered each individual factor as well as their specific conclusion with respect to each factor.

Disclosure will be included in future reports discussing the board’s conclusions for the individual factors outlined, to the extent applicable. Further, disclosure will be included, for each of the factors outlined, as to whether renewal of the investment advisory agreement(s) was in the best interests of the Fund and its shareholders.

6. We note that Item 4(e)(2) of Form N-CSR requires the Registrant to disclose the percentage of services for which the Audit Committee’s pre-approval requirement was waived. We further note that the disclosed percentage is 100 and question whether the intended disclosure was indeed 0.

The disclosed percentage should have been 0. Prospective filings of Form N-CSR will be modified to reflect this change.

7. We note that Item 10 of Form N-CSR only requires disclosure of material changes to the procedures by which shareholders may recommend nominees to the Registrant’s board of directors.

We have historically disclosed the full nomination procedures with each N-CSR filing even in the absence of a material change. Prospectively, we will either disclose the nature of any material change, or “None”, as applicable.

Oppenheimer Money Fund/VA

8. Pursuant to Instruction 3(e) of Item 3 of Form N-1A, please confirm if the waiver arrangement referenced in the footnote to the fee table will reduce fund operating expenses for no less than one year from the date of the registration statement. Commission staff takes the position that a waiver to maintain a positive yield cannot be known to reduce fund operating expenses over a future period, since waiving for yield is dependent on income the fund may or may not receive. If the waiver will not reduce fund operating expenses, then pursuant to the instruction it cannot be shown in the fee table.

The Registrant believes that a waiver arrangement to maintain a positive yield can be expected to decrease fund operating expenses for no less than one year, just as a more traditional expense cap can be expected to decrease fund operating expenses. In each case, a reasonable expectation is made on income (in the case of a yield waiver) or operating expenses (in the case of a more traditional expense cap), although both are subject to the unknown factors of the market and future events. The Registrant sees no difference in market factors which can suddenly cause a drop in operating expenses and therefore resulting in the inapplication of an expense cap, or an increase in income which will result in the inapplication of a waiver to maintain a positive yield. In each case, pursuant to Instruction 3(d)(ii), a material change to Annual Fund Operating Expenses would require a restatement of the information in the fee table, which would be reflected in a supplemented prospectus. In adopting these instructions and revisions to Form N-1A, the Commission noted this would be the case: “If a fee waiver or expense reimbursement arrangement, in fact, terminates less than a year after the effective date of a fund’s registration statement, the fund generally would be required to supplement or “sticker” its prospectus to reflect the termination. The “sticker” would be filed with the Commission in accordance with rule 497 under the Securities Act.” The Registrant believes that its position is consistent with the intent of the Form and the adopting release in which the Instruction was discussed.

Notwithstanding the foregoing, the Registrant will remove from its future fee tables waiver arrangements to maintain a positive yield, consistent with the Commission staff’s position, until such time as this position is superseded by more formal guidance or is abandoned by the Commission staff. The Registrant invites the Commission staff to clarify its position in either formal revision to the Instructions of Form N-1A, or informal public written guidance to all mutual fund registrants, in order to avoid confusion and achieve consistency in the mutual fund industry.

* * * * *

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Edward Gizzi OFI Global Asset Management, Inc. Two World Financial Center 225 Liberty Street, 16th Floor New York, New York 10281-1008 212-323-4091 egizzi@oppenheimerfunds.com

Sincerely,
/s/ Edward Gizzi
Edward Gizzi
Vice President & Associate Counsel
Tel.: 212.323.4091

cc:	Tony Burac., Securities and Exchange Commission

Brian Petersen
K & L Gates LLP
KPMG LLP